SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February 2010
Commission File Number 1-15194m

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant’s name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor 04530-000 São Paulo, SP Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

São Paulo, February 11, 2010.

To
CVM - Comissão de Valores Mobiliários
Rio de Janeiro – RJ

c/o:    Superintendência de Relações com Empresas

Ref.: Change of Independent Registered Public Accounting Firm

Dear Sirs,

We hereby inform you that the Board of Directors of Companhia de Bebidas das Américas – AmBev (“AmBev”) approved the change of its current independent registered public accounting firm for PricewaterhouseCoopers Auditores Independentes, effective as of the fiscal year of 2010.

The current independent registered public accounting firm, KPMG Auditores Independentes (“KPMG”), was hired for a period of three years, ending with their report on the financial statements for the year ended December 31, 2009.

The change of the independent registered public accounting firm is the result of a bidding process that was conducted by AmBev and is related only to an economic comparison between the bids.

AmBev has no disagreements with KPMG, and recognizes the excellent services that were provided during this period of time.

Yours sincerely,

/s/ Nelson José Jamel
Nelson José Jamel
Chief Financial Officer and Investor Relations Officer

Agreed:

/s/ Guilherme Nunes
KPMG Auditores Independentes
CRC 2SP014428/O-6
Guilherme Nunes
CRC 1SP195631/O-1

Companhia de Bebidas das Américas – AmBev   –   CNPJ nº 02.808.708/0001-07
Administração Central - Rua Dr. Renato Paes de Barros, 1017 – 4º andar
Itaim – São Paulo – SP – CEP: 04530-001
Phone:  +55 (011) 2122-1201  - Fax: +55 (011) 2122-1526

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 19, 2010

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/s/ Nelson José Jamel
Nelson José Jamel Chief Financial and Investor Relations Officer